April 26, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549

Attn.:	Barry McCarty, Esq.
Senior Counsel

Re:	United Financial Bancorp, Inc.
(Registration No. 333-123371)
Registration Statement on Form S-1

Dear Mr. McCarty:

On behalf of United Financial Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated April 14, 2005, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The Company’s numbered responses correspond to the Staff’s comments in its letter. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision. The Prospectus also includes a “Recent Developments” section. The Amended S-1 has been blacklined to reflect changes from the original filing.

1. We have supplemented the disclosure on page 8 as requested in the comment. It should be noted that none of the peer group companies are “fully converted;” instead, all of the peer group companies are in the mutual holding company structure (as the Company will be following the completion of the offering).

2. The peer group pricing information on page 8 (the non-fully converted table) is actual, not pro forma, data. The table has been revised accordingly on page 8. The peer group pricing information on page 9 (the fully converted table) is pro forma data since the data assumes a conversion to fully converted status. Accordingly, the table on page 9 need not be revised.

Barry McCarty, Esq.

Senior Counsel

April 26, 2005

3. We have provided after-market performance information beginning on page 10, as requested in the comment.

4. We have supplemented the disclosure on page 15, as requested in the comment.

5. We have supplemented the disclosure on page 15, as requested in the comment.

6. As noted in the Prospectus under the heading “Regulatory Capital Compliance,” the Company’s savings bank subsidiary, while currently well-capitalized, is not overcapitalized. Consequently, a portion of the net proceeds of the offering will simply increase the capital strength and operating flexibility of the institution. Otherwise, as stated in the Prospectus, the Company will seek expansion opportunities as they arise, including acquisition of additional branches and/or whole banks. Since it is impossible to determine when such opportunities may arise, it is not possible to state definitively when the entirety of the net proceeds will be deployed. As requested in the comment, we have supplemented the Prospectus accordingly on page 37. Further, we have added a cross-reference to the risk factors on the reduced return on equity until the net proceeds are fully deployed. We also have supplemented page 26 to make clear that management has not set a timetable for the deployment of the proceeds of the offering, as requested in the comment.

7. We have supplemented the disclosure on page 57, as requested in the comment.

8. We have supplemented the disclosure on page 64, as requested in the comment.

9. We have supplemented the disclosure on page 74 and 75, as requested in the comment.

10. We have supplemented the disclosure on page 75, as requested in the comment

11. We have revised the disclosure on page 124, as requested in the comment.

12. As discussed with the staff, and as requested in the comment, a complete, un-redacted appraisal was filed at the SEC on April 20, 2005 pursuant to Regulation SE.

13. We have supplemented the disclosure on page 138, as requested in the comment.

14. We have supplemented the disclosure on page F-18, as requested in the comment.

15. The comment is noted.

Barry McCarty, Esq.

Senior Counsel

April 26, 2005

We trust the foregoing is responsive to the staff’s comments. Please call the undersigned at (202) 274-2011 or Kent Krudys at (202) 274-2019 should you have any questions.

Respectfully,

/s/ Robert B. Pomerenk
Robert B. Pomerenk

Enclosures

cc:	David Lyon, Esq.
Christina Harley, CPA
Donald Walker, CPA
Richard B. Collins, President and
Chief Executive Officer
Eric Luse, Esq.
Kent Krudys, Esq.
Benjamin Azoff, Esq.